Exhibit 99.1

Lentuo International Reports Profitable Third Quarter 2014

- Net income for first nine months increases 31.8% -

BEIJING, Dec. 1, 2014 /PRNewswire/ — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today reported its financial results for the third quarter ended September 30, 2014.

First 9 Months 2014 Financial Highlights

•     Net income was RMB40.8 million ($6.6 million), up 31.8% from RMB30.9 million in the first 9 months of 2013.

•     Revenues from repair and maintenance services increased 17.0% to RMB336.2 million ($54.8 million) from RMB287.3 million in the first 3 quarters of 2013.

•     As a percentage of revenues, revenues from repair and maintenance services increased to 13.9% from 11.9% in the same period of 2013.

•     Gross margin for repair and maintenance services increased to 42.2% from 38.9% in the same period of 2013.

•     Average new vehicle unit price was RMB175, 289 ($28,558) a 5.7% increase from RMB165, 849 for same period of 2013.

•                  Average unit price for repair and maintenance services was RMB 2,321($378) an 18.1% increase from RMB1, 966 for same period of 2013.

“We are extremely pleased to have delivered net profits of RMB40.8 million for the first nine months of this year compared to RMB30.9 million a year ago as recent adjustments to our strategy are paying off. Average unit prices for new cars sold increased as we continued to shift our focus to high-end cars.  After sales services revenues grew nicely both in absolute terms and as a percentage of total revenues with higher gross margins due primarily to a higher proportion of high-end cars serviced,” commented Mr. Hetong Guo, Founder and Chairman of Lentuo International.

“Our high-end car expansion strategy received a strong vote of confidence from BMW in recognition of our twenty years of industry knowledge and leading customer service experience. Our first BMW dealership will be located in affluent Gaobeidian, a city in the heart of the Beijing-Tianjin-Hebei economic triangle. It represents another critical step in our development, not only because of the diversification and expansion upmarket but also because we continue to grow outside Beijing and increase our brand visibility and recognition geographically. Meanwhile we continue our discussions with other high-end brands and believe we will see more positive developments in the future,” added Mr. Guo.

First 9 Months 2014 Financial Performance

Revenues for the first 9 months of 2014 were RMB2.4 billion ($395.1 million), a 0.5% increase compared to the first 9 months of 2013.

Revenues from automobile sales were RMB2.0 billion ($323.0 million), a decrease of 3.5% compared to the first 9 months of 2013 as the Company sold 11,748 vehicles, a 7.3% decrease from 12,670 vehicles for the same period of 2013. However, in line with the Company’s strategic shift towards high-end cars, the average new vehicle unit price increased 5.7 % to RMB175, 289 ($28,558) from RMB165,849 in the same period of 2013. The Company has identified the high-end car segment as one of the pillars of its growth strategy. Revenues from repair and maintenance services increased 17.0% to RMB336.2 million ($54.8 million) from RMB287.3 million in the first 9 months of 2013. The Company serviced 144,850 vehicles, essentially flat when compared to the first 9 months of 2013. The average unit price for the Company’s repair and maintenance services was RMB2,321 ($378), an 18.1% increase from RMB 1,966 during the same period in 2013. The increase in unit price is primarily the result of the higher proportion of high-end cars serviced as the Company strategically shifts toward premium cars.

	Revenues (in thousands of Renminbi)
	For the 9 months ended
	September 30, 2014	September 30, 2013	% Increase (Decrease)
Sales of automobiles
Beijing	1,553,019	1,732,338	-10.4%
Outside Beijing	429,857	322,079	33.5%
Total	1,982,876	2,054,417	-3.5%

Repair and maintenance services
Beijing	272,010	232,434	17.0%
Outside Beijing	64,231	54,845	17.1%
Total	336,241	287,279	17.0%

	Percent of Total Revenues
	For the 9 months ended
Revenue Category	September 30, 2014	September 30, 2013
Sales of automobiles	81.8%	85.1%
Automobile repair and maintenance services	13.9%	11.9%
Sales of leased automobiles	3.1%	2.0%
Other services	1.2%	1.0%
Total	100%	100%

Cost of goods sold were RMB 2.2 billion ($352 million), a 0.6% decrease from the first 9 months of 2013.

Gross profit increased by 10.4% to RMB262.0million ($42.7 million) from RMB237.2 million for the same period of 2013. The increase was mainly due to the increase in overall gross profit margin.

Overall gross margin increased to 10.8% from 9.8% for the same period of 2013. Specifically, gross margin for automobile sales were 4.8%, essentially flat when compared to the same period of 2013, while the gross margin of repair and maintenance services increased to 42.2% from 38.9% for the same period of 2013, mainly due to the optimization of the Company’s service offering mix within repair and maintenance services towards higher-priced products which tend to have higher gross margin.

Selling, marketing, and distribution expenses decreased by 3.2% to RMB81.4 million ($13.3 million) from RMB84.1 million in the same period of 2013. As a percentage of revenues, selling, marketing and distribution expenses were 3.4%, a slight decrease from 3.5% during the first 9 months of 2013. Selling, marketing and distribution expenses decreased mainly due to the Company’s effective cost control policies.

General and administrative expenses decreased by 6.9% to RMB53.7 million ($8.7 million) from RMB57.6 million in the same period of 2013. As a percentage of revenues, general and administrative expenses decreased to 2.2% from 2.4% in the same period of 2013. The decrease was primarily due to the Company’s effective cost control policies. Operating income increased by 28.3% to RMB127.8 million ($20.8 million) from RMB99.6 million in the same period of 2013.

Operating margin increased to 5.3% from 4.1% in the same period of 2013. The increase in operating margin was primarily attributable to the 100 basis point increase in overall gross margin and the 30 basis point decrease in operating expenses as a percentage of revenue. Net income attributable to controlling interest was RMB40.8 million ($6.6 million), an increase of 31.8% compared with RMB30.9 million in the same period of 2013.

Basic and diluted earnings per ordinary share were RMB0.63 ($0.10) compared with basic and diluted earnings per ordinary share of RMB0.52 in the same period of 2013. This translates into basic and diluted earnings per ADS of RMB1.26 ($0.21). Each ADS represents two ordinary shares.

Third Quarter 2014 Financial Highlights

•     Net income was RMB18.0 million ($2.9 million), up 2.2% compared to net income of RMB17.6 million in the same period of 2013.

•     Revenues from repair and maintenance services increased by 9.1% to RMB127.9 million ($20.8 million) from RMB117.3 million in the third quarter 2013.

•     As a percentage of revenues, revenues from repair and maintenance services increased to 15.7% from 12.3% in the same period of 2013.

•     Gross margin for repair and maintenance services increased to 44.4% from 41.1% in the same period of 2013.

•     Average new vehicle unit price was RMB178, 956 ($29,155) a 4.9% increase from RMB170, 591 for the same period of 2013.

•     Average unit price for repair and maintenance services was RMB 2,451($399) a 4.5% increase from RMB2, 346 for the same period of 2013.

Third Quarter 2014 Financial Performance

Revenues for the three months ended September 30, 2014 decreased 14.2% to RMB817.6 million ($133.2million) from RMB953.1 million in the third quarter of 2013.

Revenues from automobile sales decreased 22.3% to RMB636.7 million ($103.7 million) from RMB819.4 million during the same period in 2013. The number of vehicles sold decreased 21.6% to 3,795 vehicles, mainly as a result of the continuing impact from Beijing’s policy to limit the number of new license plates issued annually. The Company expects this policy to remain in effect for the foreseeable future and has been shifting its focus towards increasing sales of high-end cars and expanding its geographic footprint outside Beijing. This strategic shift has already started to yield results with average unit price for new cars sold increasing 4.9% to RMB178, 956 ($29,155) from RMB170, 591 in the same period in 2013, and revenues from automobile sales outside Beijing increasing 25.4% during the third quarter of 2014.

Additionally, the Company’s first BMW dealership in Gaobeidian will be another major step in Lentuo’s strategy to diversify its business geographically, as well as expand its presence in the high-end segment. The Company’s substantial customer base continues to increase and is becoming a robust platform that the Company will be able to leverage as it continues to enhance its after-sale services to capitalize on the long-term growth fundamentals of China’s auto industry.

Revenues from repair and maintenance services increased by 9.1% to RMB127.9 million ($20.8 million) from RMB117.3 million during the same period in 2013. The Company serviced 52,200 vehicles, a 4.4% increase from the 49,979 vehicles serviced in the third quarter of 2013.

The average unit price for the Company’s repair and maintenance services was RMB2, 451 ($399), a 4.5% increase from RMB 2,346 during the same period in 2013.  The increase was mainly due to the increasing proportion of high-end cars serviced as a result of the Company`s strategic shift towards high-end cars.

	Revenues (in thousands of Renminbi)
	3Q 14	3Q 13	% Increase (Decrease)
Sales of automobiles
Beijing	499,171	709,791	-29.7%
Outside Beijing	137,528	109,653	25.4%
Total	636,699	819,444	-22.3%

Repair and maintenance services
Beijing	105,500	97,295	8.4%
Outside Beijing	22,425	19,965	12.3%
Total	127,925	117,260	9.1%

	Revenues (in thousands of Renminbi)
	3Q 14	3Q 13	% Increase (Decrease)
Sales of automobiles
German Branded	433,290	578,028	-25.0%
Japanese Branded	203,409	241,416	-15.7%
Total	636,699	819,444	-22.3%

Repair and maintenance services
German Branded	83,392	80,847	3.1%
Japanese Branded	44,533	36,413	22.3%
Total	127,925	117,260	9.1%

	Percent of Total Revenues
Revenue Category	3Q 14	3Q 13
Sales of automobiles	77.9%	86.0%
Automobile repair and maintenance services	15.7%	12.3%
Sales of leased automobiles	5.1%	0.7%
Other services	1.3%	1.0%
Total	100%	100%

Cost of goods sold decreased by 15.2% to RMB724.4 million ($118.0 million) from RMB854.0 million in the same period of 2013 as a result of lower car sales.

Gross profit decreased by 5.9% to RMB93.2 million ($15.2 million) from RMB99.1 million in the same quarter of 2013. The decrease in gross profit was mainly due to decreased revenue.

Overall gross margin increased by 100 basis points to 11.4% from 10.4% in the third quarter of 2013. Specifically, the gross margin of repair and maintenance services was 44.4%, an increase from 41.1% for the same period in 2013. And as percentage to revenue, repair and maintenance services was 15.7%, an increase from 12.3% for the same period in 2013.

Selling, marketing and distribution expenses decreased by 21.3% to RMB 27.2 million ($4.4 million) from RMB34.6 million during the same period of 2013. As a percentage of revenues, selling, marketing and distribution expenses decreased to 3.3% from 3.6% in the third quarter of 2013. The decrease was primarily due to decreased revenue and the Company’s effective cost control policies.

General and administrative expenses decreased by 26.0% to RMB18.7 million ($3.1 million) compared with RMB25.3 million during the same quarter of 2013. As a percentage of revenues, general and administrative expenses decreased to 2.3% from 2.7% in the third quarter of 2013. The decrease was primarily due to the Company’s effective cost control policies.

Operating income was RMB47.7 million ($7.8 million), an increase of 19.3% from operating income of RMB40.0 million for the same period in 2013.

Operating margin was 5.8%, an increase from 4.2% during the same quarter in 2013. The increase in operating margin was primarily attributable to the 100 basis point increase in overall gross margin and the 70 basis point decrease in operating expenses as a percentage of revenue.

Net income attributable to controlling interest was RMB18.0 million ($2.9million), an increase of 2.2% compared to RMB17.6 million for the same period in 2013.

Basic and diluted earnings per ordinary share were RMB0.28 ($0.04) compared to basic and diluted earnings per ordinary share of RMB0.27 for the third quarter of 2013. This translates into basic and diluted earnings per ADS of RMB0.56 ($0.09). Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding were 65,137,912.

Liquidity and Capital Resources

As of September 30, 2014, the Company had cash and cash equivalents of RMB193.5 million ($31.5 million), compared to RMB266.6 million as of December 31, 2013.

Expansion Strategy Update

Premium cars expansion

The Company has been granted approval to become a BMW authorized dealer in October 2014. The dealership has been officially registered with the Gaobeidian Administration for Industry and Commerce.

The Company’s first BMW dealership in Gaobeidian is another major step in the Company’s strategy to expand sales and services of premium cars in China while continuing to diversify its business away from Beijing. This will be the first and only BMW dealership in Gaobeidian, a small, economically prosperous city located just south of Beijing in the Beijing-Tianjin-Hebei economic triangle. Marketing research by both BMW and the Company indicates substantial demand for premium cars in and around the city.

Pre-owned cars expansion

On August 28, 2014, the Company announced its joint venture with Bitauto and Uxin to create an O2O platform for high-end pre-owned cars in China. The pre-owned car dealership is currently under construction and is expected to be completed by the end of January 2015.

Conference Call

Lentuo’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Standard Time on Monday, December 1, 2014 (9:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free	+1 888-329-8877
International Dial In	+1 719-325-2315

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Standard Time on December 1, 2014 through 11:59 p.m. Eastern Standard Time on December 8, 2014. The dial-in details for the replay are:

U.S. Toll Free	+1 877-870-5176
International Dial In:	+1 858-384-5517
Passcode:	7905072

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.1380 to US $1.00, as set forth in theH.10 statistical release of the Federal Reserve Board on September 30, 2014.

About Lentuo International Inc.

Founded in 1994, Lentuo Group (“Lentuo”) is a leading Chinese automobile retailer headquartered in Beijing. Through its many subsidiaries, Lentuo operates 4S franchise dealerships, automobile showrooms, automobile repair shops, a car leasing company, automobile financing and a pre-owned car business.

Lentuo dealership brands include FAW Audi, FAW-Volkswagen, Shanghai VW, FAW Toyota, FAW Mazda, Honda, and Chang’an Mazda. Since its establishment, Lentuo has developed relationships with many other well-known domestic and overseas brands as it expands further into the luxury car market. Annual sales for Lentuo’s dealership brands consistently rank among the top in Beijing and China. On December 10th, 2010, Lentuo was listed on the New York Stock Exchange as the first and only Chinese auto-dealership group.

Over the past 20 years, Lentuo has received various industry awards from the government, OEMs and industry associations. Lentuo has been recognized as a Famous Trademark by the Beijing Administration for Industry and Commerce (BAIC), a Top 50 Auto Dealer in China, a China Automobile Sales and Service Top Ten Enterprise Group, and has been awarded the Outstanding Contribution Award and Distinguished Contribution Award in the China Automobile Dealers Industry by CADA. It is the only triple A-rated Beijing Automobile Works dealership group in China to have been designated an FAW strategic partner, and awarded FAW Audi Sales Award, FAW Audi No. 1 Customer Satisfaction, FAW—Volkswagen National Sales Champion, FAW-Volkswagen Gold Award for Service Satisfaction, Shanghai Volkswagen 6 Star-Rated Franchise Dealer and FAW Mazda National Sales Champion.

For more information, please visit http://lentuo.investorroom.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Lentuo Investor Relations
Telephone +86-10-8735-8388
Email: LAS.Beijing@lentuo.net

Christensen

Mr. Christian Arnell
Telephone +86-10-5900-1548 in Beijing
Email: carnell@christensenir.com

Ms. Linda Bergkamp
Phone:  +1-480-614-3004 (U.S.A.)
Email: lbergkamp@christensenir.com

Lentuo International Inc.

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For nine months ended
	Sep 30, 2013	Sep 30, 2014
	RMB	RMB	US$
Revenues
Sales of automobiles	2,054,417	1,982,876	323,049
Automobile repair and maintenance services	287,279	336,241	54,780
Sales of leased automobiles	46,885	76,424	12,451
Other services	25,312	29,442	4,797
Total revenues	2,413,893	2,424,983	395,077
Cost of goods sold
Sales of automobiles	(1,955,271)	(1,888,331)	(307,646)
Automobile repair and maintenance services	(175,521)	(194,408)	(31,673)
Sales of leased automobiles	(45,001)	(76,931)	(12,534)
Other services	(896)	(3,323)	(541)
Total cost of goods sold	(2,176,689)	(2,162,993)	(352,394)
Gross profit	237,204	261,990	42,683
Operating expenses
Selling, marketing and distribution expenses	(84,074)	(81,358)	(13,255)
General and administrative expenses	(57,636)	(53,667)	(8,743)
Loss from impairment of intangible assets			0
Total operating expenses	(141,710)	(135,025)	(21,998)
Other income, net	4,101	803	131
Operating income	99,595	127,768	20,816
Interest expenses	(46,275)	(50,679)	(8,257)
Income before income tax expenses	53,320	77,089	12,559
Income tax expenses	(20,748)	(28,762)	(4,686)
Net income and comprehensive income	32,572	48,327	7,873
Net income and comprehensive income attributable to non-controlling interest	1,652	7,576	1,234
Net income and comprehensive income attributable to controlling interest	30,920	40,751	6,639
Earnings per ordinary share:
Basic and diluted earnings per ordinary share	0.52	0.63	0.10
Weighted average ordinary shares outstanding:
Basic and diluted	58,937,912	65,137,912	65,137,912

Lentuo International Inc.

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the three months ended
	Sep 30, 2013	Sep 30, 2014
	RMB	RMB	US$
Revenues
Sales of automobiles	819,444	636,699	103,731
Automobile repair and maintenance services	117,260	127,925	20,841
Sales of leased automobiles	6,559	42,439	6,914
Other services	9,790	10,521	1,714
Total revenues	953,053	817,584	133,200
Cost of goods sold
Sales of automobiles	(779,217)	(616,439)	(100,430)
Automobile repair and maintenance services	(69,059)	(71,081)	(11,580)
Sales of leased automobiles	(5,347)	(34,970)	(5,697)
Other services	(368)	(1,907)	(311)
Total cost of goods sold	(853,991)	(724,397)	(118,018)
Gross profit	99,062	93,187	15,182
Operating expenses
Selling, marketing and distribution expenses	(34,606)	(27,230)	(4,436)
General and administrative expenses	(25,303)	(18,735)	(3,053)
Loss from impairment of intangible assets			0
Total operating expenses	(59,909)	(45,965)	(7,489)
Other income, net	819	484	79
Operating income	39,972	47,706	7,772
Interest expenses	(10,219)	(16,654)	(2,713)
Income before income tax expenses	29,753	31,052	5,059
Income tax expenses	(10,220)	(11,167)	(1,819)
Net income and comprehensive income	19,533	19,885	3,240
Net income and comprehensive income attributable to non-controlling interest	1,909	1,880	307
Net income and comprehensive income attributable to controlling interest	17,624	18,005	2,933
Earnings per ordinary share:
Basic and diluted earnings per ordinary share	0.27	0.28	0.04
Weighted average ordinary shares outstanding:
Basic and diluted	65,137,912	65,137,912	65,137,912

Lentuo International Inc.

Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2013	Sep 30, 2014
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	266,571	193,523	31,529
Restricted cash	331,075	252,960	41,212
Accounts receivable (net of allowance for doubtful accounts of nil as of March 31, 2014 and December 31, 2013)	45,312	56,620	9,225
Inventories, net	417,524	463,513	75,515
Leased automobiles held for sale, net	225,620	193,254	31,485
Advances to suppliers	468,985	499,375	81,358
Prepaid expenses and other current assets	72,667	84,322	13,739
Amounts due from related parties	53,000	—	—
Deferred tax assets	7,823	8,101	1,320
Total current assets	1,888,577	1,751,668	285,383
Non-current assets
Property and equipment, net	768,549	1,223,000	199,251
Land use rights, net	17,691	17,328	2,823
Intangible assets, net	101,238	100,664	16,400
Goodwill	73,634	73,634	11,996
Long-term prepayments	447,722	6,500	1,059
Long-term investment	22,500	27,500	4,480
Deferred tax assets	3,561	3,450	562
Total non-current assets	1,434,895	1,452,076	236,571
Total assets	3,323,472	3,203,744	521,954
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	7,151	12,502	2,037
Bills payable	735,749	433,952	70,699
Advances from customers	55,970	79,104	12,888
Accrued expenses and other current liabilities	526,041	535,031	87,167
Amounts due to related parties	—	2,138	348
Unrecognized tax benefits	4,963	4,963	809
Taxes payable	60,993	48,978	7,979
Short-term loans	726,689	833,443	135,784
Total current liabilities	2,117,556	1,950,111	317,711
Non-current liabilities
Long-term bank loans	33,000	30,000	4,888
Deferred tax liabilities	30,393	32,782	5,341
Total non-current liabilities	63,393	62,782	10,229
Total liabilities	2,180,949	2,012,893	327,940
Shareholders’ Equity
Ordinary shares, par value US$0.00001 per share Authorized — 500,000,000 shares as of March 31, 2014 and December 31, 2013 Issued and outstanding — 65,137,912 shares as of March 31, 2014 and December 31, 2013	4	4	1
Additional paid-in capital	721,611	721,611	117,565
Receivables from issuance of ordinary shares	(79,850)	(79,850)	(13,009)
Retained earnings	352,974	393,727	64,146
Total equity for controlling interest	994,739	1,035,492	168,703
Non-controlling interest	147,784	155,359	25,311
Total shareholder’s equity	1,142,523	1,190,851	194,014
Total liabilities and stockholder’s equity	3,323,472	3,203,744	521,954